UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2017

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.
 (Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 2624761, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Introduction
As referred to herein, “Taro”, the “Company”, “we”, “us” or “our” refer to Taro Pharmaceutical Industries Ltd.
Cautionary Statement Regarding Forward Looking Statements
Certain statements contained in this Current Report on Form 6-K are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, statements that do not describe historical facts or that refer or relate to events or circumstances the Company “estimates,” “believes,” “expects,” or “hopes” to happen or similar language.  Although the Company believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurances that its expectations will be attained.  Factors that could cause the outcomes of these forward-looking statements to differ include changes in regulatory and legislative actions in the countries in which Taro operates, changes in the Company's financial position, general domestic and international economic conditions, industry and market conditions, litigation brought by any party in any court in Israel, the United States, or any country in which Taro operates, and other risks detailed from time to time in the Company’s SEC reports, including its Annual Reports on Form 20-F.  Forward-looking statements are applicable only as of the date on which they are made.  The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.
CONTENTS
On February 9, 2017, the Taro Board of Directors (the “Board”), based on the recommendation of the Compensation Committee of the Board, re-approved a renewed version of the Company’s Office Holders Compensation Policy (the “Compensation Policy”), thereby causing it to become effective under Section 276A(c) of the Israeli Companies Law, 5759-1999 (the “Companies Law”).
As previously reported, Taro’s Compensation Committee and Board had each approved the Compensation Policy in advance of, and had recommended that the Company’s shareholders approve it at, the Company’s 2016 Annual General Meeting of Shareholders (the “Annual Meeting”), as required under the Companies Law.  However, at the Annual Meeting, while a majority of the voting power of the Company’s shareholders entitled to vote approved the Compensation Policy, the required special majority conditions under the Companies Law were not fulfilled.  After careful consideration, Taro’s Compensation Committee recommended and the Board elected to utilize their discretion under Section 276A(c) of the Companies Law to approve the Compensation Policy after determining, notwithstanding the absence of shareholder approval, that adopting the Compensation Policy is in the best interests of the Company.
In making that determination, the Compensation Committee and Board considered and cited certain relevant factors, including the following:
•	the Compensation Policy is consistent with the requirements of the Companies Law;
•	the Compensation Policy is consistent with the nature of Taro’s business as currently conducted and Taro’s long-term, future goals;
•
the Compensation Policy helps Taro to achieve its goals and grants management the required reasonable judgment to set compensation terms for office holders and provide the required flexibility in special circumstances; and

•
the Compensation Policy has been in place for the past three years,  and Taro’s experience utilizing the Compensation Policy, as well as its financial results, have been positive during this three-year period.

Notwithstanding the approval of the Compensation Policy pursuant to Section 267A(c), the Company has committed to reviewing the Compensation Policy in light of the feedback it received from shareholders and shareholder advocacy organizations, and intends to put forth, for shareholder vote at its 2017 Annual Shareholder Meeting, an amended compensation policy, which it hopes will address some of the concerns and feedback it received.
A copy of the Compensation Policy, in the form renewed by the Compensation Committee and the Board, was attached as Annex A to Taro’s proxy statement for the Annual Meeting, which proxy statement was annexed as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on November 23, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  February 14, 2017

TARO PHARMACEUTICAL INDUSTRIES LTD.

By: /s/ Mariano Balaguer
Name: Mariano Balaguer
Title: Vice President, Chief Financial Officer and Chief Accounting Officer